
SembCorp
Industries

Rule 12g3-2(b) File No. 825109

20 May 2003



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



Linda Hoon (Ms)
Group Company Secretary

Enclosure



MASNET No. 15 OF 20.05.2003
Announcement No. 15

SEMBCORP INDUSTRIES LTD

REPLY TO SGX'S QUERY ON 2002 ANNUAL REPORT

We refer to our 2002 Annual Report and would like to clarify the query raised by the Singapore Exchange Limited ("SGX") on 14 May 2003 with our answer as follows:-

Question :-

"Rule 852(1)(d) of the Listing Manual requires the issuer to disclose in the annual report the number and proportion of options granted at a discount during the financial year under review in respect of every 10% discount range, up to the maximum quantum of discount granted. In this respect, please provide the required information or a negative statement, if not applicable."

Answer:-

No share options had been offered at a discount during the financial year ended 31 December 2002.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 20/05/2003 to the SGX